UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 811-22763

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-CEN
[X] Form N-CSR

For Period Ended:	March 31, 2025

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CPG Carlyle Commitments Fund, LLC

Full Name of Registrant

N/A

Former Name if Applicable

660 Fifth Avenue

Address of Principal Executive Office (Street and Number)

New York, New York 10103

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant was unable to file its Form N-CSR for the fiscal year ended March 31, 2025 by the prescribed filing deadline without unreasonable effort or expense due to the need for additional time to complete the preparation of financial statements and disclosures due to the time incurred in: (1) evaluating a material weakness for CPG Carlyle Commitments Master Fund, LLC associated with an error in the misclassification of “Cash” as a “Short-Term Investment”; and (2) evaluating the Registrant’s re-qualification as a regulated investment company (RIC) under the Internal Revenue Code after the Registrant did not qualify as a RIC for the tax year ended September 30, 2024. The Registrant currently expects to file its Form N-CSR on or before the 15th calendar day following its prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Trishamarie Chan

(212) 317-9200

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CPG Carlyle Commitments Fund, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 10, 2025	By:	/s/Trishamarie Chan
	Name:	Trishamarie Chan
	Title:	Principal Financial Officer